Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.1

Date

3

1.2

Overview and Management Discussion and Analysis

3

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Kaslo Silver Property, British Columbia

5

1.2.3

Kootenay Gemstone Property, British Columbia

5

1.2.4

Goldsmith Property, British Columbia

6

1.2.5

Stephens Lake Property, Manitoba

6

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

7

1.2.7

Mineral Property Option Payments Due In Fiscal 2007

8

1.2.8

Market and Industry Trends

8

1.3

Selected Annual Information

9

1.4

Results of Operations

10

1.5

Summary of Quarterly Results

12

1.6

Liquidity

14

1.7

Capital Resources

14

1.8

Off-Balance Sheet Arrangements

15

1.9

Transactions with Related Parties

15

1.10

Fourth Quarter

16

1.11

Proposed Transactions

16

1.12

Critical Accounting Estimates

16

1.13

Critical Accounting Policies and Changes in Accounting Policies

16

1.14

Financial Instruments and Other Instruments

17

1.15

Other MD& A Requirements

17

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

17

1.15.2

Disclosure of Outstanding Share Data

18

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.1

Date

The effective date of this interim report is November 29, 2006.

1.2

Overview and Management Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labor disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three and six months ended September 30, 2006, and the audited consolidated financial statements for the year ended March 31, 2006.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the six months ended September 30, 2006 (“fiscal 2007”), was $354,975 or $0.01 per share compared to Cream’s consolidated loss of $559,117 or $0.02 per share in the six months ended September 30, 2005 (“fiscal 2006”).

•

During fiscal 2007, Cream raised net proceeds of $1,926,340 from the issuance of 3,000,000 units comprised of one share and on half share purchase warrant at a price of $0.60 per unit, the exercise of 516,900 stock options, and the exercise of 65,500 warrants, compared to net proceeds of $746,326 raised by the issuance of 2,000,000 units comprised of one common shares and a share purchase warrant, at a price of $0.35 per unit in fiscal 2006 and the exercise of 486,600 stock options.

•

During fiscal 2007, cash used in operations was $311,877 compared to $247,506 used in operations in fiscal 2006.

•

Exploration on the Casierra licences in Sierra Leone, including a planned bulk sampling program, was delayed to November 2006 due to equipment delivery problems, but is now in process.

•

In fiscal 2007, Cream earned a 70% interest in the Casierra licences, pursuant to the option agreement signed in February 2005.

1.2.1

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”) to earn a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.

In June 2006, Cream earned an undivided 70% interest in the two exploration licences for diamonds and other minerals by issuing a total of 500,000 common shares and by completing US$800,000 in exploration expenditures on the property.  A form of joint venture will be constituted between the two parties and each party will contribute to further expenditures on the property in accordance with its

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

interest.  If Casierra is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the optionor's share in the net proceeds of production from the property prior to any other distribution to the optionor.

Upon fulfilling the obligations set out above, Cream will be vested with an undivided interest in the licences or in the company which holds title to the property.  This interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the licences at the time that a production lease is obtained for the licence(s).

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano rivers.

Cream received an updated Technical Report, compliant with NI 43-101, written by Mr. Charles K. Ikona, on EPL 1/94 and EPL 5/94 claims in Sierra Leone.  Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US$1,564,000.  On the Offshore licence (EPL 5/94), he recommends sampling of the target area employing a ship mounted Toyo gravel pump and an YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of radio navigation, GPS and Navtex systems.  The estimated cost of this is US$2,998,000.

A charter has been arranged for a 40-meter ship to serve as a platform for a bulk sampling program and is currently in process.  Funds from the recent financing have been applied in part to this program which will test diamond targets near the mouths of the Moa and Mano rivers, where there has been substantial alluvial diamond mining production.

The objective of the bulk-sampling program is to identify a resource sufficient to support a mining operation.  The targets are based on exploration work in 1995-6 and 2005 involving extensive oceanographic surveys.  Shallow sampling of these targets resulted in the collection of 20 gem quality diamonds ranging in size from 0.22 carats to 1.22 carats.  The bulk sampling will test areas defined by detailed marine magnetic surveys carried out in June of 2005 with the same team of Russian geophysicists who were involved in the original discovery work in 1995.  A sonar profiler will be used to measure the volumes of the bulk sample pits allowing good estimates of grade to be completed for each sample site.  Mr. C. Ikona, P.Eng., Pamicon Developments Ltd., has been engaged to visit the operations and to make a technical evaluation in order to obtain an independent opinion of the operations.

Diamond products that may be recovered in the course of this program will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at this time, but can be exported for the purpose of further valuation.

Cream has engaged the services of Pottinger Gaherty Environmental Consultants Ltd. (“PGE”),

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

Vancouver, Canada to conduct a preliminary environmental baseline study for offshore diamond sampling activities to be conducted at the mouth of the Mano and Moa Rivers (“the Site”) located in Sierra Leone, West Africa.  PGE and representatives of the Ministry of Sierra Leone are proposed to be onsite during the bulk sampling program which is currently underway.

Expenditures incurred on the Casierra property in fiscal 2007 include the following:  Acquisition costs - $99,000 (2006 - $Nil); community relations - $22,984 (2006 - $Nil); bulk sampling - $139,317 (2006 – $Nil); marine surveys - $Nil (2005 - $13,054); drilling - $Nil (2006 - $18,172); geological and geophysical - $84,320 (2006 - $183,259); site activities - $165,232 (2006 - $41,554), and travel and accommodation- $122,954 (2006 - $37,115).  Activity has increased substantially, including community relations and preparation for the bulk sampling program, which commenced subsequent to September 30, 2006.

Cream’s budget is expected to be approximately US$500,000 in this phase of work with the objective of defining a resource of sufficient size to merit application for a mining licence.  It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

1.2.2

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometers of sub-parallel shear zones.  It is located 12 kilometers west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,024,650.  The primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property during the summer is expected to assist in further defining the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Due to the encouraging results in past exploration, an expanded work program is planned for fiscal 2007, and to date the airborne survey has been flown with results to be released when they are available.  Costs incurred on the program totalled $70,738 to September 30, 2006.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the 5,800-hectare Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  To date, Cream has issued 400,000 common shares of a total 500,000 common shares and has made cash payments of $20,000 out of a total $100,000 in payments required to be made to acquire 100%

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

of the property.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometers of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).

It has been demonstrated that litho geochemistry and soil geochemistry techniques have been successful at defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company has an option to acquire 100% of the Goldsmith Property located north of Kaslo, British Columbia, which contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometer long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Cream began the initial phase of its planned fiscal 2007 exploration program on its Goldsmith Property.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.  A new $50,000 program was commenced in the first week of July 2006, to include an additional airborne survey, at a cost of $44,952 to date.

During the six months ended September 30, 2006, 50,000 common shares were issued and a cash payment of $15,000 was made on the Goldsmith Property option agreement, and 50,000 common shares were issued and a payment of $20,000 was made on the Lucky Jack claims option agreement.

Linda Dandy, P.Geo. of P&L Geological Services is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”) agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses, and subsequently an agreement was entered into with BHP Billiton Diamonds Inc. (“BHP Billiton”) to carry out exploration on the property.  The combined exploration licenses, totalling 174,018 hectares, are referred to as the Stephens Lake Property.  Approximately 1,000 metres of diamond drilling in two holes were completed by BHP Billiton in March 2006.  During the period, the Company received notice from BHP Billiton that they would be withdrawing from the agreement on the Stephens Lake Property.

The Companies also have an option agreement to acquire the Trout Claim Group.  Under the terms of the agreement, the Companies agreed to make total cash payments of $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

(50,001 common shares of the Company issued to September 30, 2006)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement they had with the Companies until April 2006 on the Stephens Lake Property.  These reimbursements have been recorded as a reduction in the cost of the Trout Claim Group.  In addition, the Companies were to jointly incur exploration expenses of no less than $5,000 by July 22, 2005, which was incurred, $50,000 cumulative prior to July 22, 2006, which was incurred, and $250,000 cumulative prior to July 22, 2007.  Upon earning its 75.0% interest, the Companies and the optionor are able to enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

Five holes were drilled by BHP Billiton.  Results from the final report received from BHP Billiton were received in August 2006, and the Companies are assessing the many untested geophysical targets that remain on the property, to determine whether any further work will be undertaken, or if the property interest will be terminated, or at a minimum, reduced in size.

The BHP Billiton report states that another attempt is warranted to test the Trout 01 target with a more effective hole.  The objective would be to drill at an angle of -70º south to better intersect the north dipping conductor and probable steeply dipping ultramafic to penetrate the bottom contact with the country rock, and to do down-hole EM probing.

1.2.6

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the Nuevo Milenio property was written down to a nominal carrying value of $1 in the year ended March 31, 2005, the Company retained its full interest in the property.  The original size of the property has since been reduced by approximately 33%, to reduce the carrying costs, consisting of taxes paid semi-annually.

After an extensive delay a diamond drill program of 2,000m of HQ drilling with an option to drill an additional 2,000m on the Dos Hornos zone, Nuevo Milenio property, located 20 km from Tepic, Nayarit, Mexico commenced in late October 2006, with four holes completed at the date of this report.

The objective of the drill program is to test four known vein structures trending parallel and adjacent to the Dos Hornos Vein #1.  The vein zone is approximately 250m wide.  As noted in the NI 43-101 report by F. Holcapek, P.Eng., dated February 16, 2006 (also see News Releases January 27, 2006, February 2, 2006 and February 28, 2006) the following inferred mineral resources were shown:

Zone	Strike Length	Average Width	Au g/t	Ag g/t
Dos Hornos	700 m	5.50 m	2.827	178.05
Once Bocas	350 m	100 m	0.345	57.90

Zone	Tonnes	Au oz	Ag oz
Dos Hornos	1,530,000	139,000	8,760,000
Once Bocas	11,590,000	129,000	21,600,000
TOTAL	13,120,000	268,000	30,340,000

The area to be tested is part of a 700m section of Dos Hornos Vein #1, which showed sufficient continuity in grade, along strike and down dip to be classified as an Inferred Mineral Resource.  The drill program

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

consists of drilling four parallel sections, each section consisting of 2 or 3 diamond drill holes to test targets at depth as well as across the four parallel vein systems.  The main purposes of the drill program are to:

1.

Establish the type of mineralization below the zone of weathering and leaching;

2.

Check for a possible zone of supergene enrichment below the water level;

3.

Test the economic potential of four parallel vein structures intersected during the 2003 drill program in the section of Dos Hornos trench 3, DDH 01-03, DDH 02-03 and DDH 11-03; and

4.

Clarify the observed discrepancy between underground samples and drill core samples.

Expenditures incurred on the Nuevo Milenio property in fiscal 2007 include the following: assays and analysis - $857 (2006 – 1,370); drilling - $17,583 (2006 - $508); geological and geophysical - $63,950 (2006 - $11,503); site activities - $58,784 (2006 - $38,040), and travel and accommodation- $19,246 (2006 - $8,234).

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company's "Qualified Person" for the purpose of National Instrument 43-101.

1.2.7

Mineral Property Option Payments Due In Fiscal 2007

In the year ended March 31, 2007, cash payments of $93,333 are required to be made, and the issuance of 566,667 common shares is required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $35,000 have been made and 416,667 common shares have been issued.

1.2.8

Market and Industry Trends

The average gold and silver prices in 2005 averaged US$444.74 and US$7.32 per ounce, respectively, and the 2006 average prices to November 27, 2006, were US$601.01 and US$11.37 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2006	As at March 31, 2005	As at March 31, 2004

Current assets	$ 432,366	$ 272,923	$ 1,269,340
Mineral property interests	1,323,978	705,730	1,389,607
Other assets	104,612	148,518	95,898
Total assets	1,860,956	1,127,171	2,754,845

Current liabilities	466,508	138,550	216,080
Shareholders’ equity	1,394,448	988,621	2,538,765
Total shareholders’ equity and liabilities	$ 1,860,956	$ 1,127,171	$ 2,754,845

Working capital (deficiency)	$ (34,142)	$ 134,373	$ 1,053,260

	For the years ended March 31,
	2006	2005	2004
Expenses
Amortization	$ 6,443	$ 8,536	$ --
Foreign exchange losses	3,141	13,958	10,949
Legal, accounting and audit	26,642	58,787	41,717
Management and consulting fees	37,500	30,000	30,000
Office and administration	133,781	90,536	40,086
Property investigation costs	--	25,193	1,042
Salaries and benefits	84,795	64,855	33,056
Shareholder communications	190,246	114,625	85,342
Stock-based compensation	232,287	288,601	216,328
Travel and conferences	49,139	25,673	21,199
Write-down of investments	24,999	12,191	--
Write-down of mineral property interests	172,697	1,995,978	12,573
Write-down (recovery) of value added taxes recoverable	(69,841)	91,411	--
Interest	(565)	(5,341)	(1,423)
Loss for the year	(891,264)	(2,815,003)	(490,869)
Loss per common share	$ (0.03)	$ (0.10)	$ (0.02)

Weighted average number of common shares outstanding – basic and diluted	32,188,964	28,765,766	23,188,307

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.4

Results of Operations

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005

Expenses
Amortization	$ 371	$ 3,756	$ 743	$ 10,073
Foreign exchange	62	4,540	1,421	2,418
Legal, accounting and audit	14,124	12,242	16,974	12,242
Management fees	19,000	7,500	40,000	15,000
Office and administration	28,649	30,952	49,310	71,085
Property investigations	12,132	--	12,132	--
Salaries and benefits	29,891	27,865	46,017	61,104
Shareholder communications	53,070	47,884	146,193	106,883
Stock-based compensation	18,045	107,668	47,322	137,319
Travel and conferences	900	--	2,859	40,375
Write-down of mineral property interests	--	59,653	--	172,697
Recovery of value added taxes	--	(69,841)	--	(69,841)
Interest and other income	(614)	(49)	(7,996)	(238)
	175,630	232,170	354,975	559,117

Loss for the period	175,630	232,170	354,975	559,117

Loss per share, basic and diluted	$ 0.00	$ 0.01	$ 0.01	$ 0.02

Weighted average number of common shares outstanding – basic and diluted	36,234,278	31,974,111	38,646,684	31,690,599
Number of common shares outstanding at end of period	38,765,343	32,326,276	38,765,343	32,326,276

Six Months Ended September 30, 2006 (“fiscal 2007”), Compared to Six Months Ended September 30, 2005 (“fiscal 2006”)

In fiscal 2007, Cream incurred a loss of $354,975, or loss per common share of $0.01, compared to a loss of $559,117, or a loss of $0.02 per common share in fiscal 2006.

Total operating expenses, before interest income, stock-based compensation, property write-downs, recovery of value added taxes in Mexico, and foreign exchange totalled $314,228 in fiscal 2007, compared to $316,762 in fiscal 2006.  Exploration costs of $172,697 incurred on the Fenix and Nuevo Milenio properties were written off in fiscal 2006, with no comparative write-off of mineral properties in fiscal 2007.

Cream has incurred exploration expenses in Mexico and in Sierra Leone in fiscal 2007, and there can be some foreign exchange risks associated with exploration in foreign jurisdictions.  Most significant exploration costs are denominated in United States dollars which may mitigate foreign exchange risks.  Foreign exchange decreased nominally from a loss of $2,418 in fiscal 2006 to a loss of $1,421 in fiscal 2007.  The Company’s cash balances are held in Canadian dollars, United States dollars and in Mexican pesos.  There is significant volatility with these currencies compared to the Canadian dollar, and as the Company did not have significant cash balances for any length of time in foreign currencies other than United States dollars, a small gain on foreign exchange has been recorded in each fiscal period.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

Legal, accounting and audit increased from $12,242 in fiscal 2006 to $16,974 in fiscal 2007.  Accounting and legal fees for corporate tax returns and securities’ filings related to the Company’s year end filings are accrued monthly or on an estimated usage basis.  Actual costs may vary from accruals, but not to a significant extent, unless new acquisitions or agreements need to be prepared by legal counsel.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company in fiscal 2006.  This fee has been increased to a monthly fee of $5,000 in fiscal 2007 for a total of $15,000 in fiscal 2006 and $30,000 in fiscal 2007.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $10,000 were paid in fiscal 2007 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company.  There were no consulting fees paid in fiscal 2006.

Office and administration costs decreased from $71,085 in fiscal 2006 to $49,310 in fiscal 2007.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.  More personnel currently share the office space, which reduces the overhead allocated to each company.

Salaries and benefits have decreased from $61,104 in fiscal 2006 to $46,017 in fiscal 2007.  Wages are expected to be higher than in prior years and over fiscal 2007 are expected to be higher than fiscal 2006 due to the time required for complying with increased reporting and regulatory regulations.  Additional accounting salaries are being incurred with respect to accounting for the Casierra project costs.

Stock-based compensation of $137,319 in fiscal 2006 is related to the vested portion of stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005, and in August 2005, which compares to $47,322 for vested stock options and stock option grants in fiscal 2007.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 131% for the stock options granted in the year ended March 31, 2006, and 90% for the stock options granted in the six months ended September 30, 2006.

Shareholder communications have increased from $106,883 in fiscal 2006 to $146,193 in fiscal 2007.  Currently, the Company utilizes the services of an investor relations’ consultant.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $12,000 in each fiscal period.  The Company is also paying a monthly fee of $7,500 to Axino AG for international investor relations services.  Fees paid to Axino AG totalled $Nil in fiscal 2006, compared to $45,000 in fiscal 2007.

Travel and conference expenses have decreased from $40,375 in fiscal 2006 to $2,859 in fiscal 2007.  No investor related trips have been taken in fiscal 2007.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Stephens Lake, Manitoba
Fiscal 2005
Third Quarter	--	38,269	37,663	6,539	199,550	(10,245)
Fourth Quarter	187,536	8,695	30,298	6,073	165,764	(13,260)
Fiscal 2006
First Quarter	251,041	260	41,015	--	113,044	(6,403)
Second Quarter	42,113	748	11,698	59,655	(2)	(295)
Third Quarter	49,816	(64)	(321)	74,806	--	(241)
Fourth Quarter	34,675	--	54,459	32,391	--	32,550
Fiscal 2007
First Quarter	259,403	62,682	91,828	49,145	--	--
Second Quarter	374,404	11,770	44,624	111,275	--	35,381

Quarterly information for the eight quarters to September 30, 2006, is as follows:

Statement of Operations Data (Cdn$)	Three months ended December 31, 2004	Three months ended March 31, 2005	Three months ended June 30, 2005	Three months ended September 30, 2005
Investment and other income	$ 892	$ 165	$ 189	$ 49
General and administrative expenses	56,935	150,764	184,441	134,739
Stock-based compensation	96,733	42,884	29,651	107,668
Property investigations	18,136	(14,034)	--	--
Mineral property write-downs	1,516,957	479,021	113,044	59,653
Write-down of investments	--	12,191	--	--
Write-down (recovery of) value added tax	--	91,411	--	(69,841)
Loss according to financial statements	1,687,869	762,071	326,947	232,170
Loss from continuing operations per common share	0.06	0.03	0.01	0.01

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

Statement of Operations Data (Cdn$)	Three months ended December 31, 2005	Three months ended March 31, 2006	Three months ended June 30, 2006	Three months ended September 30, 2006
Investment and other income	$ 44	$ 283	$ 7,384	$ 614
General and administrative expenses	89,227	123,280	157,452	146,067
Stock-based compensation	61,401	33,567	29,277	18,045
Property investigations	--	--	--	12,132
Write-down of investments	24,999	--	--	--
Loss according to financial statements	175,583	156,564	179,345	175,630
Loss from continuing operations per common share	0.01	0.00	0.00	0.00

Three Months Ended September 30, 2006, Compared To Three Months Ended September 30, 2005

For the three months ended September 30, 2006 (Q2 2007), Cream incurred a loss of $175,630 or $0.00 per common share, compared to $232,170 or $0.01 per common share for the three months ended September 30, 2005 (Q2 2006).  Total operating expenses, before interest income, stock-based compensation, write-down of mineral properties, foreign exchange and property investigations, were $146,005 in Q2 2007 as compared to $130,199 in Q2 2006.

Legal, accounting and audit fees increased from $12,242 in Q2 2006 to $14,124 in Q2 2007, primarily due to additional audit work related to new regulatory requirements and changes.  Audit time was significantly higher in Q2 2007 as the annual audit required more transaction analysis, particularly related to the exploration costs in Mexico and Sierra Leone.  Salaries and benefits increased from $27,865 in Q2 2006 to $29,891 in Q2 2007.  Office and administration costs decreased nominally at $30,952 in Q2 2006 compared to $28,649 in Q2 2007.  There are more personnel sharing office and administration costs which results in a nominal decrease in general office overhead.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company in fiscal 2006.  This fee has been increased to a monthly fee of $5,000 in fiscal 2007 for a total of $7,500 in fiscal 2006 and $15,000 in fiscal 2007.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $4,000 were paid in fiscal 2007 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company.  There were no consulting fees paid in fiscal 2006.

Shareholder communications increased from $47,884 in Q2 2006 to $53,070 in Q2 2007.  Costs included in shareholder communications include filing fees, investor relations activities, dissemination costs, printing costs, and transfer agent fees.  The Company has investor relation contracts with Axino AG and Arbutus Enterprises Ltd. “(Arbutus”).  During Q2 2006 cash payments of $22,500 were made to Axino AG, compared to $Nil in Q2 2007, and $6,000 was paid to Arbutus in Q2 of each fiscal year.  Axino AG and Arbutus are at arms length to the Company.

Stock-based compensation of $107,668 was recorded in Q2 2006, compared to stock-based compensation of $18,045 recorded in Q2 2007.  Stock-based compensation of $107,668 in Q2 2006 is comprised of the vested portion of five-year stock options granted to directors, officers, consultants and employees in the year ended March 31, 2005, and the initial vesting of five-year stock options at a price of $0.165 per share, granted to directors, officers, consultants and employees on August 3, 2005.  Stock-based

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

compensation recorded in Q2 2007 is comprised of the vested portion of the options granted to directors, consultants and employees in August 2005, October 2005 and June 2006.

Travel and conference costs of $Nil in Q2 2006 compares to $900 in Q2 2007.

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2006, Cream had working capital of $571,179, compared to a working capital deficiency of $34,142 at March 31, 2006, and an accumulated deficit of $18,286,791 (March 31, 2006 - $17,931,816).

Investing Activities and Capital Expenditures

Current assets increased to $631,170 at September 30, 2006, from $432,366 at March 31, 2006.  Due to a completion of a private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000 in May 2006, the Company was able to meet its current commitments of $466,508 at March 31, 2006, from current existing cash balances.

The market value of investments in marketable securities was $30,233 at September 30, 2006, compared to $36,686 at March 31, 2006.  The marketable securities held are highly volatile.  The book value of these publicly traded securities is $31,704 (2006 - $31,704).  Investments include shares with a book value of $30,796 (2006 - $30,796) that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a book value of $1.

1.7

Capital Resources

In the six months ended September 30, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.  Cash finder’s fees totalling an aggregate of $20,016 were paid.

During the six months ended September 30, 2006, 516,900 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $115,920 to the treasury and 65,500 warrants were exercised at $0.45 to provide $29,475 to the treasury.  In addition, a grant of 100,000 stock options was made to a director at a price of $0.50, expiring June 12, 2011.

Subsequent to September 30, 2006, 10,000 stock options were exercised at $0.165 to provide $1,650 to the treasury.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

	Six months ended September 30,
	2006	2005
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 120,991	$ 80,474
Lang Mining Corporation (b)	30,000	7,500
Kent Avenue Consulting Ltd. (d)	10,000	--
Fred Holcapek (e)	US$30,000	US$29,315

	September 30, 2006	March 31, 2006
Balances receivable from:
Casierra project advances (c)	$ 45,715	$ 16,866
Balances payable to (g):
LMC Management Services Ltd.	10,609	903
Legal fees	--	3,000
Directors	23,341	446,935
	$ 31,950	$ 450,838

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $5,000 (2006 - $2,500) per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, a company incorporated in British Columbia and its wholly-owned subsidiary, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$10,000 per month for management and geological services in the six months ended September 30, 2006, and US$250 per day for geological services in the year ended March 31, 2006.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

Insiders of Cream purchased an aggregate 51.2% of the private placement.  Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 8,869,953 common shares and securities convertible into 2,863,000 common shares of Cream equal in aggregate to approximately 33% of the issued and outstanding common shares of Cream.  The acquisition of 1,000,000 units by Lang Mining and 242,234 units by Dauntless constitutes an increase to the beneficial holdings of Frank A. Lang of 4.9% of the post closing issued and outstanding common shares of Cream.  Of these securities, Lang Mining holds 3,383,403 common shares and securities convertible into 500,000 common shares of Cream equal in aggregate to approximately 10% of the post closing issued and outstanding common shares of Cream, and Dauntless holds 1,273,254 common shares and securities convertible into 214,117 common shares of Cream equal in aggregate to approximately 3.9% of the post closing issued and outstanding common shares of Cream.

Additionally, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 Units and 45,000 units, respectively, on the same terms as the other subscribers to the private placement.  Post closing, Mr. Holcapek holds or had control or direction over 2,327,037 common shares and securities convertible into 645,000 common shares of Cream equal in aggregate to approximately 7.8% of the post closing issued and outstanding common shares of Cream, and Mr. Berner holds or had control or direction over 213,500 common shares and securities convertible into 332,500 common shares of Cream equal in aggregate to approximately 1.4% of the post closing issued and outstanding common shares of Cream.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at September 30, 2006, the Company was a venture issuer.

1.13

Critical Accounting Policies and Changes in Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2006.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company’s current financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the year ended March 31, 2006.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Cream Minerals Ltd.

Three and Six Months Ended
September 30, 2006

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 28, 2006

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

38,751,343 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
611,000	0.15	April 26, 2007
1,199,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
985,000	0.165	August 3, 2010
500,000	0.215	October 28, 2010
100,000	0.43	June 11, 2011
3,811,400

Warrants Outstanding

There are 1,934,500 warrants outstanding at a price of $0.45, expiring on April 18, 2007, 1,000,000 warrants outstanding at a price of $0.40, expiring on March 21, 2008, and 1,500,000 warrants outstanding at a price of $0.75, expiring on June 1, 2007.

Other Information

Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

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